

Mail Stop 3720

July 27, 2007

Mr. Dickson Lee
Chief Executive Officer
L&L Financial Holdings, Inc.
720 3rd Avenue
Suite #1611
Seattle, WA 98014

> **Re:** **L&L Financial Holdings, Inc.**
> **Form 10-KSB for Fiscal Year Ended April 30, 2006**
> **Filed August 15, 2006**
>
> **Forms 10-QSB for Fiscal Quarters Ended July 31, 2006,**
> **October 31, 2006 and January 31, 2007**
> **File No. 0-32505**

Dear Mr. Lee:

We have reviewed your supplemental response letter dated July 19, 2007 as well as your filings and have the following comments. As noted in our comment letter dated February 9, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB for the Fiscal Year Ended April 30, 2006

Plan of Operation, Other Income

1.   Please tell us why other operations expenses, tax related expenses and asset repairs are not considered operating expenses. Also, tell us the nature of the tax related expenses. Further, tell us the nature of the sales of fixed assets.

Note 3. Business Combination

We note your response to prior comment 1 and have the following comments.

2.   Please refer to the last paragraph under #4(b). Confirm to us that the expert is aware of being named in the filing.

3. Please refer to the last sentence in the second paragraph under #5. Since you disclose that there are no separable intangible assets apart from goodwill, delete this sentence.

4. We note that the purchase price was based on the book value of KMC's net equity as of August 31, 2006. Please confirm to us that the purchase price represented the fair value of the assets and liabilities acquired.

Form 8-K filed November 13, 2006

We note your response to prior comment 3 and have the following comments.

5. We note that KMC's fiscal year end differs from your most recent fiscal year end by more than 93 days. Please disclose the periods combined and the revenues and income for any periods which were excluded from or included both as part of the fiscal year and the subsequent interim period under Rule 11-02(c)(3) of Regulation S-X.

6. Please refer to the "Pro Forma Adjustment Due to KMC Acquisition" column. Revise to separately present columns for KMC's historical financial statements and pro forma adjustments. Also, present each pro forma adjustment gross and provide an explanatory note describing each pro forma adjustment. In this regard, it appears to us that the adjustment does not give effect to the minority interest in KMC. Refer to Rule 11-02(b) and (b)(4) of Regulation S-X.

7. Please refer to the audit report. The audit report does not comply with Rule 2-02 of Regulation S-X. Therefore, the financial statements do not comply with Item 2.01 of the Form 8-K. Since it appears to us that the significant level exceeds 30%, please provide quantified reconciliation prepared under Item 17 of Form 20-F in the notes to the financial statements.

8. Please revise the title of the pro forma condensed statement of income for 6 months ended October 31, 2005 to October 31, 2006.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director